15 East Fifth Street
Tulsa, OK 74103
918-947-7000 • onegas.com

January 12, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Joanna Lam
Raj Rajan

Re:    ONE Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
February 26, 2021
File No. 1-36108

Dear Ms. Lam and Mr. Rajan:

We are responding to your letter dated December 15, 2021, in which the staff (the "Staff") of the U.S. Securities and Exchange Commission provided a comment to the above referenced Form 10-K. We have repeated the comment from such letter in italics below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2020
Financial Results and Operating Information
Non-GAAP Financial Measure, page 33

1.We note you have identified net margin as a non-GAAP measure and reconciled it to your total revenues. We also note a similar presentation in your Form 10-Q for the quarter ended September 30, 2021. Please reconcile your non-GAAP measure, net margin to the most directly comparable GAAP measure, a fully loaded gross profit, as calculated on a GAAP basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment. We do not currently present a fully loaded gross profit in our financial statements, and in our view, it is not a measure commonly used by utilities. Rather than providing the requested reconciliation, we will instead discontinue presenting the non-GAAP measure of net margin when discussing our results of operations in future filings. Accordingly, we will remove references to net margin when

January 12, 2022
Ms. Joanna Lam and Mr. Raj Rajan
U.S. Securities and Exchange Commission

discussing our financial results and operating information in all future Form 10-K and 10-Q filings and in all future earnings releases furnished as exhibits to Form 8-K filings, beginning with our earnings release and Form 10-K for the year ended December 31, 2021.

If you have any questions or comments on this letter, please direct them to our Vice President, Chief Accounting Officer and Controller, Jeffrey J. Husen at (918) 947-7430, or in his absence, to me at (918) 947-7903.

Sincerely,

/s/ Caron A. Lawhorn
Caron A. Lawhorn
Senior Vice President and
Chief Financial Officer
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